                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                             VIVENDI UNIVERSAL S.A.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                 ORDINARY SHARES, NOMINAL VALUE E5.50 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    F9798210
       ------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                 SARAH E. COGAN
                           SIMPSON THACHER & BARTLETT
                 425 LEXINGTON AVENUE, NEW YORK, NEW YORK 10017
                                 (212) 455-3575
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 8, 2000
       ------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------                                               ------------
CUSIP NO. F9798210                                                  PAGE 2 OF 36
---------------------                                               ------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    EDGAR M. BRONFMAN, individually, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman, as Managing Partner of Bronfman Associates and as trustee or director of certain charitable foundations.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCES OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    UNITED STATES
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER
                      610,485
   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY         48,275,966
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON            610,485
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       48,275,966
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     48,886,451
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------                                               ------------
CUSIP NO. F9798210                                                  PAGE 3 OF 36
---------------------                                               ------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    THE HON. CHARLES R. BRONFMAN, individually, as manager of a certain general partner of CRB Associates, Limited Partnership and as director or trustee of certain charitable foundations.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCES OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    CANADA
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER
                      478,479
   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY         3,899,615
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON            478,479
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       3,899,615
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,378,094
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------                                               ------------
CUSIP NO. F9798210                                                  PAGE 4 OF 36
---------------------                                               ------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    SAMUEL BRONFMAN II, individually and as trustee of a certain charitable foundation.

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCES OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    UNITED STATES
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER
                      155,392
   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY         192,000
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON            155,392
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       192,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     347,392
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    LESS THAN 0.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------                                               ------------
CUSIP NO. F9798210                                                  PAGE 5 OF 36
---------------------                                               ------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    EDGAR BRONFMAN, JR., individually, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman and as trustee of a certain charitable foundation.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCES OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    UNITED STATES
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER
                      3,658,858
   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY         48,275,682
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON             3,658,858
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       48,276,214
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     51,935,072
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------                                               ------------
CUSIP NO. F9798210                                                  PAGE 6 OF 36
---------------------                                               ------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    MATTHEW BRONFMAN, individually and as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCES OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    UNITED STATES
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER
                      192
   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY         48,083,682
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON            192
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       48,083,682
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     48,083,874
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------                                               ------------
CUSIP NO. F9798210                                                  PAGE 7 OF 36
---------------------                                               ------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    STEPHEN R. BRONFMAN, as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman and as director of certain charitable foundations.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCES OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    CANADA
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER
                      0
   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY         19,999,006
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON            0
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       19,999,006
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     19,999,006
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------                                               ------------
CUSIP NO. F9798210                                                  PAGE 8 OF 36
---------------------                                               ------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    ELLEN J. BRONFMAN HAUPTMAN, individually, as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman and as director of a certain charitable foundation.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCES OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    CANADA
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER
                      19,200
   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY         17,374,530
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON            19,200
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       17,374,530
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     17,393,730
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------                                               ------------
CUSIP NO. F9798210                                                  PAGE 9 OF 36
---------------------                                               ------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    MILDRED KALIK, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCES OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    UNITED STATES
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER
                      0
   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY         48,083,682
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON            0
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       48,083,682
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     48,083,682
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------                                              -------------
CUSIP NO. F9798210                                                 PAGE 10 OF 36
---------------------                                              -------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    MAYO A. SHATTUCK, III, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCES OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    UNITED STATES
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER
                      0
   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY         48,083,682
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON            0
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       48,083,682
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     48,083,682
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------                                              -------------
CUSIP NO. F9798210                                                 PAGE 11 OF 36
---------------------                                              -------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    JOHN S. WEINBERG, individually, as trustee under a certain trust for the benefit of John S. Weinberg and as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCES OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    UNITED STATES
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER
                      800
   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY         48,088,082
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON            800
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       48,088,082
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     48,088,882
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------                                              -------------
CUSIP NO. F9798210                                                 PAGE 12 OF 36
---------------------                                              -------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    ARNOLD M. LUDWICK, as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman and as a director of certain charitable foundations.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCES OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    CANADA
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER
                      0
   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY         19,998,530
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON            0
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       19,998,530
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     19,998,530
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------                                              -------------
CUSIP NO. F9798210                                                 PAGE 13 OF 36
---------------------                                              -------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    ROBERT S. VINEBERG, as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCES OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    CANADA
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER
                      0
   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY         17,331,199
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON            0
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       17,331,199
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     17,331,199
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------                                              -------------
CUSIP NO. F9798210                                                 PAGE 14 OF 36
---------------------                                              -------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    STEVEN H. LEVIN, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCES OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    UNITED STATES
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER
                      0
   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY         1,040,000
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON            0
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       1,040,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,040,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------                                              -------------
CUSIP NO. F9798210                                                 PAGE 15 OF 36
---------------------                                              -------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    JEFFREY D. SCHEINE, as a manager of a certain general partner of CRB Associates, Limited Partnership and as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCES OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    UNITED STATES
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER
                      0
   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY         1,040,000
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON            0
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       1,040,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,040,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------                                              -------------
CUSIP NO. F9798210                                                 PAGE 16 OF 35
---------------------                                              -------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    TREVOR CARMICHAEL, as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCES OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    BARBADOS
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER
                      0
   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY         11,456,000
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON            0
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       11,456,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,456,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------                                              -------------
CUSIP NO. F9798210                                                 PAGE 17 OF 36
---------------------                                              -------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    NEVILLE LEROY SMITH, as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCES OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    BARBADOS
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER
                      0
   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY         11,456,000
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON            0
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       11,456,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,456,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------                                              -------------
CUSIP NO. F9798210                                                 PAGE 18 OF 36
---------------------                                              -------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    BRUCE I. JUDELSON, as a manager of a certain general partner of CRB Associates, Limited Partnership and as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCES OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    UNITED STATES
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER
                      242,208
   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY         12,496,000
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON            242,208
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       12,496,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     12,738,208
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------                                              -------------
CUSIP NO. F9798210                                                 PAGE 19 OF 36
---------------------                                              -------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    CODAN TRUST COMPANY LIMITED, as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCES OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    BERMUDA
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER
                      4,000,000
   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY         0
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON            4,000,000
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,000,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
--------------------------------------------------------------------------------

                                                           ---------------------
                                                            PAGE  20   OF    36
                                                           ---------------------

ITEM 1. SECURITY AND ISSUER.

                  This Statement on Schedule 13D relates to the ordinary shares, nominal value 5.50 euros per share (the "Ordinary Shares"), of Vivendi Universal S.A., a societe anonyme organized under the laws of France ("Vivendi Universal"). The address of the principal executive office of Vivendi Universal is 42, avenue de Friedland, 75380 Paris Cedex 08, France.

ITEM 2. IDENTITY AND BACKGROUND.

                  This Schedule 13D is being filed jointly by the Reporting Persons (as defined below). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

                  The name, business address, principal business or occupation and citizenship of each of the individuals and entities identified on the cover pages to this Schedule 13D (such persons and entities, collectively, the "Reporting Persons") is as follows:

      NAME AND BUSINESS ADDRESS                    PRINCIPAL BUSINESS OR OCCUPATION            CITIZENSHIP
----------------------------------------------------------------------------------------------------------------------
EDGAR M. BRONFMAN                              Former Chairman of the Board of               United States
375 Park Avenue                                The Seagram Company Ltd.
New York, NY
USA 10152

THE HON. CHARLES R. BRONFMAN, P.C., C.C.       Former Co-Chairman of the Board               Canada
1170 Peel Street                               of The Seagram Company Ltd. and
8th Floor                                      Chairman of the Executive
Montreal, Quebec                               Committee
Canada H3B 4P2

SAMUEL BRONFMAN II                             President of Seagram Chateau & Estate Wines   United States
2600 Campus Drive                              Company (a division of Joseph E. Seagram &
Suite 160                                      Sons, Inc.)
San Mateo, California
USA 94403

EDGAR BRONFMAN, JR.                            Vice Chairman of Vivendi Universal            United States
375 Park Avenue
New York, NY
USA 10152

MATTHEW BRONFMAN                               Chairman and Chief Executive Officer          United States
65 East 55th Street                            of The Sterling Group
New York, NY
USA 10022

STEPHEN R. BRONFMAN                            Private Investor                              Canada

                                                           ---------------------
                                                            PAGE  21   OF    36
                                                           ---------------------

      NAME AND BUSINESS ADDRESS                    PRINCIPAL BUSINESS OR OCCUPATION            CITIZENSHIP
----------------------------------------------------------------------------------------------------------------------
1170 Peel Street
8th Floor
Montreal, Quebec
Canada H3B 4P2

ELLEN J. BRONFMAN HAUPTMAN                     Private Investor                              Canada
c/o Withers Solicitors
12 Gough Square
London, England EC4A 3DE

MILDRED KALIK                                  Partner of Simpson Thacher &                  United States
425 Lexington Ave.                             Bartlett (attorneys)
New York, NY
USA 10017

MAYO A. SHATTUCK III                           Co-Chairman and Co-Chief Executive            United States
Deutsche Banc Alex. Brown                      Officer of Deutsche Banc Alex. Brown
One South Street                               (investment bankers)
30th Floor
Baltimore, MD
USA 21202

JOHN S. WEINBERG                               Managing Director of Goldman,                 United States
85 Broad Street                                Sachs & Co. (investment bankers)
New York, NY
USA 10004

ARNOLD M. LUDWICK Inc.                          Deputy Chairman, Claridge Inc.               Canada
1170 Peel Street
8th Floor
Montreal, Quebec
Canada H3B 4P2

ROBERT S. VINEBERG                             Partner of Goodman Phillips &                 Canada
1501 McGill College Avenue                     Vineberg (barristers and solicitors)
Montreal, Quebec
Canada H3A 3N9

STEVEN H. LEVIN                                Resident Counsel of Goodman                   United States
430 Park Avenue                                Phillips & Vineberg (attorneys)
10th Floor
New York, NY
USA 10022

JEFFERY D. SCHEINE                             Resident Counsel of Goodman                   United States

                                                           ---------------------
                                                            PAGE  22   OF    36
                                                           ---------------------

      NAME AND BUSINESS ADDRESS                    PRINCIPAL BUSINESS OR OCCUPATION            CITIZENSHIP
----------------------------------------------------------------------------------------------------------------------
430 Park Avenue                                Phillips & Vineberg (attorneys)
10th Floor
New York, NY
USA 10022

TREVOR CARMICHAEL, Q.C.                        Barrister, Chancery Chambers                  Barbados
Chancery Chambers,                             (attorneys)
Chancery House
High Street
Bridgetown, Barbados

NEVILLE LEROY SMITH                            Managing Director of Royal Bank of            Barbados
Sunset Drive                                   Canada Financial Corporation (a
Pine Gardens                                   financial institution)
St. Michael, Barbados

BRUCE I. JUDELSON                              Partner of Bergman, Horowitz &                United States
157 Church Street                              Reynolds, P.C. (attorneys)
New Haven, CT
USA 06510

CODAN TRUST COMPANY LIMITED                    Trust company                                 Bermuda
Richmond House
12 Par-La-Ville Road
P.O. Box HM 666
Hamilton HM CX, Bermuda


                  During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  As more fully described in Item 4 below, on December 8, 2000, each common share of The Seagram Company Ltd. ("Seagram") then beneficially owned by each Reporting Person was exchanged for 0.8 of a Vivendi Universal American Depositary Share ("ADS") in accordance with a plan of arrangement under Canadian law (the "Arrangement"), except, as permitted by the Arrangement, Columbus Capital Corporation and 2060353 Canada Inc. elected to receive 0.8 of an exchangeable share ("Exchangeable Shares") of Vivendi Universal Exchangeco Inc., a Canadian subsidiary of Vivendi Universal ("Exchangeco"), and 0.8 of a Vivendi Universal voting right for each Seagram common share held by them (the Ordinary

                                                           ---------------------
                                                            PAGE  23   OF    36
                                                           ---------------------


Shares, ADSs, Exchangeable Shares and such voting rights are hereinafter collectively referred to as "Vivendi Universal Securities").

ITEM 4. PURPOSE OF TRANSACTION.

                  On December 8, 2000 (the "Effective Date"), Seagram Vivendi S.A. ("Vivendi") and Canal Plus S.A. ("CANAL+") completed a series of transactions (the "Merger Transactions") pursuant to which the three companies combined into Vivendi Universal. In the Merger Transactions, (i) Vivendi merged into its wholly owned subsidiary Vivendi Universal, (ii) Vivendi Universal acquired all of the businesses of CANAL+ not subject to a French law that prohibits any person from owning more than 49% of a French television broadcaster, (iii) CANAL+'s French premium pay television channel was retained by CANAL+ and (iv) Vivendi Universal combined, through its subsidiaries, with Seagram in accordance with the Arrangement.

                  At the effective time of the Arrangement, Seagram shareholders received 0.8 of an ADS for each Seagram common share held by them, except for those Seagram common shares held by dissenting shareholders or Canadian resident Seagram shareholders that validly elected to receive 0.8 of an Exchangeable Share and 0.8 of a Vivendi Universal voting right for each Seagram common share held by them. Each ADS represents one Ordinary Share. Each Exchangeable Share is substantially the economic equivalent of one ADS and, prior to its redemption date, is exchangeable by its holder at any time for one ADS. The Exchangeable Shares may be redeemed by Exchangeco in exchange for consideration per Exchangeable Share consisting of one ADS and an amount in cash equal to the declared and unpaid dividends on one Exchangeable Share. The Exchangeable Shares cannot be redeemed earlier than the thirtieth anniversary of the date that is fourteen days before the Effective Date, unless certain events shall have occurred. Each of the Vivendi Universal voting rights entitle the holder to one vote on the same basis and in the same circumstances as one Ordinary Share.

                  In the Merger Transactions, each Vivendi ordinary share was exchanged for one Ordinary Share. Holders of CANAL+ ordinary shares received two Ordinary Shares for each CANAL+ ordinary share they held and retained their existing ordinary shares of CANAL+.

                  The preceding summary of the Merger Transactions is not intended to be complete and is qualified by reference to (i) the Merger Agreement dated as of June 19, 2000 (the "Merger Agreement") among Vivendi, Seagram, CANAL+, Vivendi Universal (formerly known as Sofiee S.A.) and Exchangeco (formerly known as 3744531 Canada Inc.), (ii) the Plan of Arrangement included in the Articles of Arrangement of Seagram dated December 8, 2000, (iii) the Custody Agreement dated December 8, 2000 among Vivendi Universal, Exchangeco and CIBC Mellon Trust Company, as custodian, (iv) the Exchange Trust Agreement dated December 8, 2000 among Vivendi Universal, Exchangeco and CIBC Mellon Trust Company, as trustee, and (v) the Support Agreement dated December 8, 2000 between Vivendi Universal, Exchangeco and Vivendi Universal Holdings Company, each of which is incorporated herein by reference. The Merger Transactions are described in more detail in the joint proxy statement/prospectus dated November 2, 2000 of Seagram, Vivendi and CANAL+.

                                                           ---------------------
                                                            PAGE  24   OF    36
                                                           ---------------------


                  Concurrently with the execution of the Merger Agreement, Vivendi, Vivendi Universal and the Shareholder Parties (as defined in Item 6 below) entered into the Governance Agreement (as defined and described in
Item 6 below).

                  The Reporting Persons intend to review the performance of their investment in Vivendi Universal from time to time. Depending on various factors, including the business, prospects and financial position of Vivendi Universal, the current and anticipated future price levels of the ADSs and the Exchangeable Shares (as the case may be) and currency exchange rates, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to them, the Reporting Persons will take such actions with respect to their investment in Vivendi Universal as they deem appropriate in light of the circumstances existing from time to time, subject to the Governance Agreement. Subject to the Governance Agreement, the Reporting Persons may purchase additional equity in Vivendi Universal or may, and hereby reserve the right to, dispose of some or all of their holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions.

                  Other than as described above, and, in the case of each of Edgar M. Bronfman, Charles R. Bronfman and Edgar Bronfman, Jr., other than in his capacity as a director or officer of Vivendi Universal, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D (although each Reporting Person reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                  As of the date hereof, Bronfman Associates, a New York general partnership ("BA"), owns directly 46,894,470 ADSs or approximately 4.6% of the outstanding Ordinary Shares. Edgar M. Bronfman is the Managing Partner of BA and the other partners of BA are the Edgar Miles Bronfman Trust (the "EMBT"), which holds a 99% general partnership interest, and the children of Edgar M. Bronfman, including Samuel Bronfman II, Edgar Bronfman, Jr. and Matthew Bronfman. The EMBT owns no Vivendi Universal Securities directly. Edgar M. Bronfman, Edgar Bronfman, Jr., Matthew Bronfman, Mildred Kalik, Mayo A. Shattuck III and John S. Weinberg are the trustees of the EMBT and of the PBBT/Edgar Miles Bronfman Family Trust (the "PBBT/EMBFT"), which are trusts for the benefit of Edgar M. Bronfman and his descendants. The PBBT/EMBFT owns directly 1,189,212 ADSs or approximately 0.1% of the outstanding Ordinary Shares.

                  The C. Bronfman Family Trust (the "C.BFT"), The Charles Rosner Bronfman Family Trust (the "CRBFT"), The CB Family Trust (the "CB FT"), and The Charles R. Bronfman Discretionary Trust (the "CRBDT"), trusts for the benefit of Charles R. Bronfman and his descendants, own directly (and, in the case of the CRBFT, indirectly) 11,456,000 ADSs, 16,291,199 Exchangeable Shares, 4,000,000 ADSs and 242,208 ADSs, or approximately 1.1%, 1.6%, 0.4% and less than 0.1% of the outstanding Ordinary Shares, respectively. The CRBFT is the sole shareholder of Columbus Capital Corporation ("Columbus"), which owns directly 8,623,038 Exchangeable Shares, and Columbus is the sole stockholder of 2060353 Canada Inc., which owns directly 7,668,161 Exchangeable Shares. Trevor Carmichael, Neville LeRoy Smith and Bruce I. Judelson are the trustees of the C.BFT. Stephen
R. Bronfman, Ellen J. Bronfman

                                                           ---------------------
                                                            PAGE  25   OF    36
                                                           ---------------------


Hauptman, Arnold M. Ludwick and Robert S. Vineberg are the trustees of the CRBFT. The Codan Trust Company Limited is the trustee of the CB FT. Bruce I. Judelson is the trustee of the CRBDT.

                  CRB Associates, Limited Partnership, a Connecticut limited partnership ("CRB Associates"), owns directly 1,040,000 ADSs, or approximately 0.1% of the outstanding Ordinary Shares. The general partners of CRB Associates are the CRBFT, which holds a 51.04% general partnership interest, and Claridge Israel LLC ("Claridge Israel"), which holds a 48% general partnership interest. A corporation owned by a trust for the benefit of Stephen R. Bronfman holds a 0.96% limited partnership interest in CRB Associates. Charles R. Bronfman, Bruce
I. Judelson and Jeffrey D. Scheine are the managers of Claridge Israel, and The Charles Bronfman Trust (the "CBT") and The Charles R. Bronfman Trust (the "CRBT") are the members of Claridge Israel. Neither the CBT nor the CRBT owns any Vivendi Universal Securities directly. Bruce I. Judelson, Steven H. Levin and Jeffrey D. Scheine are the trustees of the CBT and of the CRBT, which are trusts for the benefit of Charles R. Bronfman and his descendants.

                  Edgar M. Bronfman and Charles R. Bronfman are siblings.

                  The Claridge Foundation, a charitable foundation, the members and directors of which include Charles R. Bronfman, Stephen R. Bronfman and Arnold M. Ludwick, owns directly 2,624,000 ADSs, or approximately 0.3% of the outstanding Ordinary Shares. The Chastell Foundation, a charitable foundation, the members and directors of which include Charles R. Bronfman, Stephen R. Bronfman, Ellen J. Bronfman Hauptman and Arnold M. Ludwick, owns directly 43,331 ADSs, which represent less than 0.1% of the outstanding Ordinary Shares. The Samuel Bronfman Foundation, a charitable foundation, the trustees of which include Edgar M. Bronfman, Charles R. Bronfman, Samuel Bronfman II and Edgar Bronfman, Jr., owns directly 192,000 ADSs, which represent less than 0.1% of the outstanding Ordinary Shares. The Samuel and Saidye Bronfman Family Foundation, a charitable foundation, the directors of which include Stephen R. Bronfman, owns directly 192 ADSs, which represent less than 0.1% of the outstanding Ordinary Shares. The Saidye Bronfman Foundation, a charitable foundation, the directors of which include Edgar M. Bronfman, Charles R. Bronfman and Stephen R. Bronfman, owns directly 284 ADSs, which represent less than 0.1% of the outstanding Ordinary Shares.

                  Edgar M. Bronfman owns directly 92,672 ADS and holds currently exercisable options to acquire 517,813 ADSs; Charles R. Bronfman owns directly 800 ADSs and holds currently exercisable options to acquire 477,679 ADSs; Samuel Bronfman II owns directly 192 ADSs and holds currently exercisable options to acquire 155,200 ADSs; Edgar Bronfman, Jr. owns directly 192 Shares, holds currently exercisable options to acquire 3,658,666 ADSs and, through an investment in the Joseph E. Seagram & Sons, Inc. 401(k) Plan with a value of $26,234 as of December 4, 2000, owns indirectly approximately 532 ADSs; Matthew Bronfman owns directly 192 ADSs; Ellen J. Bronfman Hauptman owns directly 19,200 ADSs; and John S. Weinberg owns directly 800 ADSs. A trust for the benefit of John S. Weinberg, of which he is a trustee, owns 4,400 ADSs, which represent less than 0.1% of the outstanding Ordinary Shares. Except with respect to ADSs held by Edgar Bronfman, Jr. through the 401(k) Plan, each of such persons has the sole power to vote, or direct the voting of, and the sole power to dispose of, or direct the disposition of, the ADSs stated to be owned directly by

                                                           ---------------------
                                                            PAGE  26   OF    36
                                                           ---------------------


such person. In addition, the spouse of Edgar M. Bronfman owns directly 1,472 ADSs, and the spouse of Charles R. Bronfman owns indirectly 9,600 ADSs.

                  The power to vote, or direct the voting of, and the power to dispose of, or direct the disposition of, the Vivendi Universal Securities owned by each of the aforementioned trusts and foundations is shared by the respective trustees or directors of such trusts or foundations, except with respect to the CB FT and the CRBDT, each of which has a single trustee with sole power to vote, or direct the voting of, and sole power to dispose of, or direct the disposition of, the Vivendi Universal Securities owned by such trusts.

                  Each person identified in the Schedule 13D expressly disclaims any beneficial interest in the Vivendi Universal Securities, except for those ADSs which are stated to be owned directly by such person, and except to the extent of such person's beneficial interest in a trust which owns ADSs or Exchangeable Shares.

                  The persons filing this statement expressly disclaim (i) that the trustees of the trusts referred to in the Schedule 13D act as a group with the trustees of any other trusts referred to in the Schedule 13D, and (ii) that any group exists with respect to the Vivendi Universal Securities referred to in the Schedule 13D.

                  The number of Vivendi Universal Securities over which each of the Reporting Persons exercises voting or dispositive power, either sole or shared, is set forth on the cover pages hereto. Such cover pages reflect the beneficial ownership of an aggregate of 88,901,234 Vivendi Universal Securities, which represents an aggregate of approximately 8.6% of the outstanding Ordinary Shares.

                  Percentages set forth on such cover pages and in this Item 5 were calculated based on 1,080,025,747 outstanding Ordinary Shares as of December 8, 2000, as disclosed in Amendment No. 2 to Vivendi Universal's Form 20-F (filed December 11, 2000), less 49,617,231 Ordinary Shares, which Vivendi Universal has advised the Reporting Persons represent Ordinary Shares held in treasury by Vivendi Universal. Vivendi Universal has also advised the Reporting Persons that the number of outstanding Ordinary Shares includes Ordinary Shares corresponding to the outstanding ADSs and Exchangeable Shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Concurrently with the execution of the Merger Agreement, Vivendi, Vivendi Universal, Bronfman Associates, the PBBT/Edgar Miles Bronfman Family Trust, the C. Bronfman Family Trust, The Charles Rosner Bronfman Family Trust, The Charles Bronfman Trust II, The Claridge Foundation, CRB Associates, Limited Partnership, The Charles R. Bronfman Discretionary Trust, Edgar M. Bronfman, Charles R. Bronfman, Samuel Bronfman II, Edgar Bronfman, Jr., Matthew Bronfman and Ellen Bronfman Hauptman (collectively, excluding Vivendi and Vivendi Universal, the "Shareholder Parties") entered into a Shareholder Governance Agreement dated as of June 19, 2000 (the "Governance Agreement").

                  The following summary of certain provisions of the Governance Agreement is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference.

                                                           ---------------------
                                                            PAGE  27   OF    36
                                                           ---------------------


         DESIGNEES TO VIVENDI UNIVERSAL'S BOARD OF DIRECTORS

                  Under the Governance Agreement, Vivendi Universal has elected to, and is required to use best efforts to cause the continuation for a four-year term on, its board of directors of five former members of Seagram's board of directors. Three of the five designees (the "Bronfman designees") are Shareholder Parties and Reporting Persons (Edgar M. Bronfman, Charles R. Bronfman and Edgar Bronfman, Jr.), and the remaining two designees are unaffiliated with the Bronfman family (the "non-Bronfman designees"). Vivendi Universal's board of directors consists of 20 members. The number of directors will be reduced to 18 by January 1, 2003, subject to French law as it relates to employee shareholder representatives on the board.

                  Following the expiration of the initial four-year period, and for so long as the Shareholder Parties continue beneficially to own the applicable percentage of the number of Vivendi Universal voting securities (as described below) owned by them immediately following the effective time of the Arrangement, Vivendi Universal will use its best efforts to cause the election of the number of individuals designated by the Shareholder Parties indicated below:

         PERCENTAGE OF                                    NUMBER OF
         INITIAL INVESTMENT                               BRONFMAN DESIGNEES
         ------------------                               ------------------
         more than 75%                                    3
         more than 50% but less than or equal to 75%      2
         more than 25% but less than or equal to 50%      1

                  After the initial four-year term, the renomination of the non-Bronfman designees will be at the discretion of Vivendi Universal.

                  "Vivendi Universal voting securities" are securities that generally entitle the holder to vote for members of Vivendi Universal's board of directors, or securities issued in substitution for such securities, including Ordinary Shares, ADSs and Exchangeable Shares.

         DESIGNEES TO THE COMMITTEES OF VIVENDI UNIVERSAL'S BOARD OF DIRECTORS

                  For so long as either (1) the Shareholder Parties have the right to designate at least two members of Vivendi Universal's board of directors or (2) the Shareholder Parties are collectively the largest holders of Vivendi Universal voting securities other than Vivendi Universal and its affiliates, Vivendi Universal must:

          - appoint and maintain a designee of the Shareholder Parties as the chairman of the compensation committee of its board of directors;

          - cause the chairman of the compensation committee to be appointed and maintained as a member of the nominating committee of its board of directors;

          - cause the nominating committee to be responsible for proposing the nomination of all directors, other than the Bronfman designees;

          - cause a designee of the Shareholder Parties to be appointed and maintained as a member of the audit committee of its board of directors; and


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          -    cause a designee of the Shareholder Parties to be appointed and maintained as a member of any subsequently formed executive or similar committee if the failure of the Shareholder Parties to participate would be inconsistent with the purposes of the board and committee participation rights described above.

         TRANSFER RESTRICTIONS

                  The Governance Agreement prohibits each Shareholder Party from disposing of any Vivendi Universal voting security that person beneficially owns, without the consent of Vivendi Universal:

          - prior to the date that is 90 days after the completion of the Arrangement, other than:

                    -- dispositions of Vivendi Universal voting securities by the Shareholder Parties having an aggregate current market value of no more than $100 million, less any dispositions pursuant to provisions comparable to those in the Shareholder Voting Agreement dated as of June 19, 2000, between Vivendi and the Shareholder
                         Parties;

                    -- to specified persons who agree in writing to be bound by the terms of the Governance Agreement; or

                    -- specified encumbrances in connection with bona fide financings with financial institutions; and

          -    thereafter, other than:

                    --   to Vivendi Universal or its affiliates;

                    -- to specified persons that agree in writing to be bound by the terms of the Governance Agreement;

                    -- pursuant to specified underwritten offerings, market transfers or private placements that would not result in the ultimate purchaser beneficially owning more than 5% of the outstanding Vivendi Universal voting securities to the transferor's knowledge after reasonable due inquiry;

                    --   pursuant to specified tender offers;

                    -- specified encumbrances in connection with bona fide financings with financial institutions;

                    -- any disposition arising as a result of a merger or similar transaction involving Vivendi Universal; or

                    -- any disposition to the extent necessary to satisfy specified Canadian federal and provincial tax obligations relating to the Exchangeable Shares.


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                                                           ---------------------


         RIGHT OF FIRST OFFER AND REGISTRATION RIGHTS

                  The Governance Agreement provides that, before any Shareholder Party completes some types of dispositions of Vivendi Universal voting securities in excess of specified percentages of the initially outstanding Vivendi Universal voting securities, the Shareholder Party must offer to sell the Vivendi Universal voting securities to Vivendi Universal. The Governance Agreement also provides that the Shareholder Parties have rights to require Vivendi Universal to register their Vivendi Universal voting securities under the Securities Act of 1933, as amended.

         STANDSTILL

                  The Governance Agreement prohibits the Shareholder Parties and their affiliates from acquiring, or agreeing to acquire, beneficial ownership of any Vivendi Universal voting securities or securities convertible into, or exchangeable or exercisable for, Vivendi Universal voting securities (except by way of stock dividends, stock reclassifications or other distributions made available to holders of Vivendi Universal voting securities generally) to the extent that the acquisition would result in the Shareholder Parties beneficially owning, collectively, more than 10% of the outstanding Vivendi Universal voting securities.

                  In addition, the Governance Agreement restricts the Shareholder Parties and their affiliates from taking various actions, subject to exceptions for actions taken among those shareholders and their affiliates, including:

          - effecting, offering, engaging in, causing or participating in, or assisting any other person in effecting, offering, engaging in, causing or participating in:

                   -- the acquisition of beneficial ownership of Vivendi Universal voting securities that would result in a breach of the standstill provisions of the Governance Agreement;

                    -- any tender or exchange offer, merger, consolidation, liquidation or other extraordinary transaction involving Vivendi Universal or any material portion of its business or any purchase of all or any substantial part of the assets of Vivendi Universal or any material portion of its business; or

                    -- any solicitation of proxies with respect to Vivendi Universal or any of its affiliates or any action resulting in any Shareholder Party or any of its affiliates becoming a participant in any election contest with respect to Vivendi Universal or any of its subsidiaries;

          - proposing any matter for submission to a vote of shareholders of Vivendi Universal or any of its affiliates;

          - seeking election to, placement of a representative on, or removal of any director of Vivendi Universal, except with respect to the Bronfman designees;

          - granting any proxy, or executing any written consent, with respect to any Vivendi Universal voting securities;


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                                                            PAGE  30   OF    36
                                                           ---------------------


          - forming or participating in a "group" (as defined in the Securities Exchange Act of 1934, as amended) with respect to any Vivendi Universal voting securities or depositing any Vivendi Universal voting securities into any voting trust or similar arrangement;

          - taking any other action seeking to affect the control of the management or board of directors of Vivendi Universal or any of its affiliates;

          - entering into any discussions, negotiations or arrangements with any person with respect to any of the foregoing or advising, assisting or encouraging others to take any action with respect to any of the foregoing;

          - disclosing to any person, or otherwise inducing, encouraging or facilitating, any intention, plan or arrangement inconsistent with the foregoing that would result in Vivendi Universal or any of its affiliates or any Shareholder Party or any of its affiliates being required to make such disclosure in any filing with a governmental authority or being required to make a public announcement; or

          - requesting that Vivendi Universal or any of its affiliates, directors, officers, employees, representatives or agents amend or waive the Governance Agreement or the organizational documents of Vivendi Universal or any of its affiliates.

                  Under the Governance Agreement, the Shareholder Parties are deemed to act in concert with respect to the arrangements contemplated by the Governance Agreement and matters related to Vivendi Universal upon which the Shareholder Parties are entitled to vote.

         EFFECTIVENESS AND TERMINATION

                  The Governance Agreement provides that the rights and obligations of the Shareholder Parties and their permitted transferees generally will terminate upon the earlier of:

          -    the 30th anniversary of the completion of the Arrangement; and

          - the date on which the Shareholder Parties are no longer entitled to designate any members of the Vivendi Universal board, except that the transfer restrictions and standstill provisions will automatically be reinstated if, within 12 months of such termination, the Shareholder Parties acquire beneficial ownership of a number of Vivendi Universal voting securities that would have entitled the Shareholder Parties to designate at least one member of the Vivendi Universal board.

                  The rights and obligations of the Shareholder Parties under the transfer restrictions and standstill provisions of the Governance Agreement will terminate immediately if:

          - any person or group becomes the beneficial owner of more than one-third of the Vivendi Universal voting securities; or

          - Vivendi Universal breaches in any material respect the terms of the Governance Agreement and the breach is not cured within ten days after notice of the breach by any Shareholder Party.

                  In addition, the rights and obligations of Vivendi Universal to elect Bronfman designees to its board of directors or committees of its board of directors and the registration rights provisions will terminate as to any Shareholder Party in the event that such person


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                                                           ---------------------
                                                            PAGE  31   OF    36
                                                           ---------------------


breaches in any material respect the terms of the Governance Agreement and the breach is not cured within ten days after notice of the breach by Vivendi Universal.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBITS:

     1.   Joint Filing Agreement among each of the Reporting Persons.

     2. Merger Agreement dated as of June 19, 2000 among Vivendi S.A.,Canal Plus S.A., Vivendi Universal S.A. (formerly known as Sofiee S.A.), Vivendi Universal Exchangeco Inc. (formerly known as 3744531 Canada Inc.) and The Seagram Company Ltd. (incorporated by reference to the Vivendi Universal Registration Statement on Form F-4 dated October 30,
          2000).

     3. Plan of Arrangement, as filed with the Articles of Arrangement of The Seagram Company Ltd. (incorporated by reference to Exhibit 3.4 to Amendment No. 2 to Vivendi's Registration Statement on Form 20-F, filed December 11, 2000).

     4. Custody Agreement dated December 8, 2000 among Vivendi Universal S.A., Vivendi Universal Exchangeco Inc. and CIBC Mellon Trust Company, as custodian (incorporated by reference to Exhibit 3.10 to Amendment No. 2 to Vivendi's Registration Statement on Form 20-F, filed December 11,
          2000).

     5. Exchange Trust Agreement dated December 8, 2000 among Vivendi Universal S.A., Vivendi Universal Exchangeco Inc. and CIBC Mellon Trust Company, as trustee (incorporated by reference to Exhibit 3.11 to Amendment No. 2 to Vivendi's Registration Statement on Form 20-F, filed December 11, 2000).

     6. Support Agreement dated December 8, 2000 among Vivendi Universal S.A., Vivendi Universal Exchangeco Inc. and Vivendi Universal Holdings Company (incorporated by reference to Exhibit 3.12 to Amendment No. 2 to Vivendi's Registration Statement on Form 20-F, filed December 11,
          2000).

     7. Shareholder Governance Agreement dated as of June 19, 2000 among Vivendi S.A., Vivendi Universal S.A. (formerly known as Sofiee S.A.) and certain shareholders of The Seagram Company Ltd. (incorporated by reference to the Vivendi Universal Registration Statement on Form F-4 dated October 30, 2000).

     8.   Powers of Attorney.


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                                                           ---------------------


                                   SIGNATURES

    After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:   December 18, 2000

                                    EDGAR M. BRONFMAN, individually, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman, as Managing Partner of Bronfman Associates and as trustee or direcor of certain charitable foundations

                                    By:  /s/ Frank W. Raysor, II
                                         ---------------------------------
                                         Frank W. Raysor, II
                                         Attorney-in-Fact


                                    THE HON. CHARLES R. BRONFMAN, individually, as a manager of a certain general partner of CRB Associates, Limited Partnership and as director or trustee of certain charitable foundations

                                    By:  /s/ Michel Boucher
                                         ---------------------------------
                                         Michel Boucher
                                         Attorney-in-Fact


                                    SAMUEL BRONFMAN II, individually and as
                                    trustee of a certain charitable foundation

                                    By:  /s/ Frank W. Raysor, II
                                         ---------------------------------
                                         Frank W. Raysor, II
                                         Attorney-in-Fact


                                    EDGAR BRONFMAN, JR., individually, as
                                    trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman and as trustee of a certain charitable foundation

                                    By:  /s/ Frank W. Raysor, II
                                         ---------------------------------
                                         Frank W. Raysor, II
                                         Attorney-in-Fact



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                                    MATTHEW BRONFMAN, individually and as
                                    trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman

                                    By:  /s/ Frank W. Raysor, II
                                         ---------------------------------
                                         Frank W. Raysor, II
                                         Attorney-in-Fact


                                    STEPHEN R. BRONFMAN, as trustee under a
                                    certain trust for the benefit of descendants of the late Samuel Bronfman and as director of certain charitable foundations

                                    By:  /s/ Michel Boucher
                                         ---------------------------------
                                         Michel Boucher
                                         Attorney-in-Fact


                                    ELLEN J. BRONFMAN HAUPTMAN, individually, as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman and as director of a certain charitable foundation

                                    By:  /s/ Michel Boucher
                                         ---------------------------------
                                         Michel Boucher
                                         Attorney-in-Fact


                                    MILDRED KALIK, as trustee under certain
                                    trusts for the benefit of descendants of the late Samuel Bronfman

                                    /s/ Mildred Kalik
                                    ------------------------------------
                                    MILDRED KALIK


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                                                           ---------------------
                                                            PAGE  34   OF    36
                                                           ---------------------


                                    MAYO A. SHATTUCK, III, as trustee under
                                    certain trusts for the benefit of
                                    descendants of the late Samuel Bronfman

                                    By:  /s/ Mildred Kalik
                                         ---------------------------------
                                         Mildred Kalik
                                         Attorney-in-Fact


                                    JOHN S. WEINBERG, individually, as trustee under a certain trust for the benefit of John S. Weinberg and as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman

                                    By:  /s/ Mildred Kalik
                                         ---------------------------------
                                         Mildred Kalik
                                         Attorney-in-Fact


                                    ARNOLD M. LUDWICK, as trustee under a
                                    certain trust for the benefit of descendants of the late Samuel Bronfman and as a director of certain charitable foundations

                                    By:  /s/ Michel Boucher
                                         ---------------------------------
                                         Michel Boucher
                                         Attorney-in-Fact


                                    ROBERT S. VINEBERG, as trustee under a
                                    certain trust for the benefit of descendants of the late Samuel Bronfman

                                    By:  /s/ Michel Boucher
                                         ---------------------------------
                                         Michel Boucher
                                         Attorney-in-Fact


                                    STEVEN H. LEVIN, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman

                                    By:  /s/ Michel Boucher
                                         ---------------------------------
                                         Michel Boucher
                                         Attorney-in-Fact


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                                                           ---------------------


                                    JEFFREY D. SCHEINE, as a manager of a
                                    certain general partner of CRB Associates, Limited Partnership and as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman

                                    By:  /s/ Michel Boucher
                                         ---------------------------------
                                         Michel Boucher
                                         Attorney-in-Fact


                                    TREVOR CARMICHAEL, as trustee under a
                                    certain trust for the benefit of descendants of the late Samuel Bronfman

                                    By:  /s/ Michel Boucher
                                         ---------------------------------
                                         Michel Boucher
                                         Attorney-in-Fact


                                    NEVILLE LEROY SMITH, as trustee under a
                                    certain trust for the benefit of descendants of the late Samuel Bronfman

                                    By:  /s/ Michel Boucher
                                         ---------------------------------
                                         Michel Boucher
                                         Attorney-in-Fact


                                    BRUCE I. JUDELSON, as a manager of a certain general partner of CRB Associates, Limited Partnership and as a trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman

                                    By:  /s/ Michel Boucher
                                         ---------------------------------
                                         Michel Boucher
                                         Attorney-in-Fact


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                                                            PAGE  36   OF    36
                                                           ---------------------


                                    CODAN TRUST COMPANY LIMITED, as trustee
                                    under a certain trust for the benefit of descendants of the late Samuel Bronfman

                                    By:  /s/ Michel Boucher
                                         ---------------------------------
                                         Michel Boucher
                                         Attorney-in-Fact


                                       36